UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Centrue Financial Corporation (CFCB)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

15643B2051
(CUSIP Number)

Andrew Jose

Compliance Officer

FJ Capital Management LLC

1313 Dolley Madison Blvd, Suite 306,
McLean, VA. 22101
703-875-8378
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

10/23/2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15643B2051

1. Name of Reporting Persons: FJ Capital Management, LLC (1)

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: AF; OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	636, 911 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	125,000 (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	636,911

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[]

13. Percent of Class Represented by Amount in Row 11	9.82% (4)

14. Type of Reporting Person IA

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 511,911 shares of common stock of the Issuer held by Bridge Equities III, LLC, and 125,000 shares of common stock held by Financial Opportunity Fund, LLC of which FJ Capital Management, LLC is the managing member.

(3)	Consists of 125,000 shares of common stock of the Issuer held by Financial Opportunity Fund, LLC of which FJ Capital Management, LLC is the managing member.

(4)	Based on 6,485,218 shares of common stock outstanding as of August 31, 2015; filed Registration Statement (S-1/A) with the Securities and Exchange Commission, and which was declared effective on October 23, 2015 (“Effective Date”).

CUSIP No. 15643B2051

1. Name of Reporting Persons: Financial Opportunity Fund LLC (1)

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	125,000 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	125,000 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	125,000

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[]

13. Percent of Class Represented by Amount in Row 11	1.93% (3)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 125,000 shares of common stock of the Issuer held by Financial Opportunity Fund, LLC of which FJ Capital Management, LLC is the managing member.

(3)	Based on 6,485,218 shares of common stock outstanding as of August 31, 2015; filed Registration Statement (S-1/A) with the Securities and Exchange Commission, and which was declared effective on October 23, 2015 (“Effective Date”).

CUSIP No. 15643B2051

1. Name of Reporting Persons: Martin Friedman (1)

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: AF; OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	636, 911 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	125,000 (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	636,911

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[]

13. Percent of Class Represented by Amount in Row 11	9.82% (4)

14. Type of Reporting Person IN

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 511,911 shares of common stock of the Issuer held by Bridge Equities III, LLC, and 125,000 shares of common stock held by Financial Opportunity Fund, LLC of which FJ Capital Management, LLC is the managing member.

(3)	Consists of 125,000 shares of common stock of the Issuer held by Financial Opportunity Fund, LLC of which FJ Capital Management, LLC is the managing member.

(4)	Based on 6,485,218 shares of common stock outstanding as of August 31, 2015; filed Registration Statement (S-1/A) with the Securities and Exchange Commission, and which was declared effective on October 23, 2015 (“Effective Date”).

CUSIP No. 15643B2051

1. Name of Reporting Persons: Bridge Equities III, LLC (1)

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: WC

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	511,911 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	511,911 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	511,911 (2)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	7.89% (3)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 511,911 shares of common stock of the Issuer held by Bridge Equities III, LLC.

(3)	Based on 6,485,218 shares of common stock outstanding as of August 31, 2015; filed Registration Statement (S-1/A) with the Securities and Exchange Commission, and which was declared effective on October 23, 2015 (“Effective Date”).

CUSIP No. 15643B2051

1. Name of Reporting Persons: SunBridge Manager, LLC (1)

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: AF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	511,911 (2)

9. Sole Dispositive Power

10. Shared Dispositive Power	511,911 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	511,911 (2)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	7.89% (3)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 511,911 shares of common stock of the Issuer held by Bridge Equities III, LLC of which SunBridge Manager is the Managing Member.

(3)	Based on 6,485,218 shares of common stock outstanding as of August 31, 2015; filed Registration Statement (S-1/A) with the Securities and Exchange Commission, and which was declared effective on October 23, 2015 (“Effective Date”).

CUSIP No. 15643B2051

1. Name of Reporting Persons: SunBridge Holdings, LLC (1)

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: AF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	511,911 (3)

9. Sole Dispositive Power

10. Shared Dispositive Power	511,911 (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	511,911 (3)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	7.89% (2)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 511,911 shares of common stock of the Issuer held by Bridge Equities III, LLC of which SunBridge Manager is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC.

(3)	Based on 6,485,218 shares of common stock outstanding as of August 31, 2015; filed Registration Statement (S-1/A) with the Securities and Exchange Commission, and which was declared effective on October 23, 2015 (“Effective Date”).

CUSIP No. 15643B2051

1. Name of Reporting Persons: Realty Investment Company, Inc. (1)

2. Check the Appropriate Box If a Member of a Group	a.[x]
b. [ ]

3. SEC Use Only

4. Source of Funds: AF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

8. Shared Voting Power	511,911 (3)

9. Sole Dispositive Power

10. Shared Dispositive Power	511,911 (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person	511,911 (3)

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	7.89% (2)

14. Type of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)	Consists of 511,911 shares of common stock of the Issuer held by Bridge Equities III, LLC of which SunBridge Manager is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC. Realty Investment Company, Inc. is the Manager of SunBridge Holdings, LLC.

(3)	Based on 6,485,218 shares of common stock outstanding as of August 31, 2015; filed Registration Statement (S-1/A) with the Securities and Exchange Commission, and which was declared effective on October 23, 2015 (“Effective Date”).

CUSIP No. 15643B2051

This statement on Schedule 13D is filed by FJ Capital Management, LLC (“FJ Management”); Financial Opportunity Fund LLC; Martin S. Friedman (“Managing Member”); Bridge Equities III, LLC (“Bridge”), SunBridge Manager, LLC (“SBM”); SunBridge Holdings, LLC (“SBH”); and Realty Investment Company, Inc. (“Realty”) (together, the “Reporting Persons”).

Item 1. Security and Issuer

This statement is being filed with respect to the Reporting Persons’ beneficial ownership of shares of the Common Stock (“the Shares”) of Centrue Financial Corporation (“the Company” or “Issuer”), a Delaware Corporation whose principal office is located at 122 West Madison Street, Ottawa, IL 61350.

Item 2. Identity and Background

(a)-(c)	This statement is filed by FJ Capital Management, LLC, a Delaware Limited Liability Company focused on investing in community banks in the United States of America, Financial Opportunity Fund LLC, a Delaware Limited Liability Company focused on investing in community banks in the United States of America and Martin S. Friedman, Managing Member of FJ Capital Management, LLC. The business address of FJ Capital Management, LLC is 1313 Dolley Madison Blvd, Suite 306, McLean, VA 22101.

This statement is also being filed by Bridge, a Delaware Limited Liability Company focused on investing in community banks in the United States of America; SBM, a Delaware Limited Liability Company acting as managing member of Bridge; SBH, a Delaware Limited Liability Company acting as managing member of SBM; and Realty, a Maryland corporation acting as manager of SBH. The business of SBM and Realty is managed by the following directors and executive officers whose present occupations are as stated:

Charles A. Ledsinger, Jr., Chairman of Realty and President of SBM;

Stewart W. Bainum, Jr, Chairman Choice Hotels International, Inc, 1 Choice Hotels Circle, Suite 400, Rockville, Maryland, 20850;

Barbara J. Bainum, Chair & CEO, Bainum Family Foundation, 7735 Old Georgetown Road, Suite 1000, Bethesda, Maryland, 20814;

Christine A. Shreve, President of Realty and Manager of SBM.

The business address for Bridge, SBM, SBH, Realty and the aforementioned directors and officers is 8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759.

Due to the relationships among such Reporting Persons with respect to the Company, FJ Capital Management, LLC may be deemed to constitute a “group” with Bridge, SBM, SBH, and Realty for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

(d)	During the past five years, none of the Reporting Persons or their directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or their directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons used available working capital and affiliated funds to fund the acquisition of the Shares of common stock of the Issuer.

CUSIP No. 15643B2051

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares of common stock of Issuer for investment purposes.

Except as provided below, the Reporting Persons currently have no plans or proposals which would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

On March 30, 2015, the Reporting Persons completed the purchase of the Shares, which prior to the Effective Date were subject to restriction on transfer, contemplated by the Stock Purchase Agreement between Bridge Equities III, LLC and FJ Capital Management LLC and the Issuer (the “Purchase Agreement”). In connection with the Purchase Agreement Bridge Equities III, LLC has the right to appoint one representative to the board of directors of the Issuer, who shall initially be Derek Ferber, an analyst at FJ Capital Management, LLC. The right to appoint Mr. Ferber was contingent on the closing of the Shares. Notwithstanding this appointment, the Reporting Persons have no actual intent to control or influence the operations of the Issuer or Mr. Ferber’s actions as a board member of the Issuer. Each of the Reporting Persons has entered into a Passivity Agreement indicating that it will not exercise or attempt to exercise a controlling influence over the management or policies of the Issuer.

Item 5. Interest in Securities of the Issuer

All percentages given for ownership of the outstanding common stock are based on 6,485,218 shares of common stock outstanding as reported on the issuers registration statement (S-1/A) filed with the Securities and Exchange Commission on October 23, 2015.

(a)	All Reporting Persons

FJ Capital Management, LLC

Number of shares: 636,911

Percentage of shares: 9.82%

Financial Opportunity Fund LLC

Number of shares: 125,000

Percentage of shares: 1.93%

Martin Friedman

Number of shares: 636,911

Percentage of shares: 9.82%

Bridge Equities III, LLC (Bridge)

Number of shares: 511,911

Percentage of shares: 7.89%

SunBridge Manager, LLC (SBM)

Number of shares: 511,911

Percentage of shares: 7.89%

SunBridge Holdings, LLC (SBH)

Number of shares: 511,911

Percentage of shares: 7.89%

CUSIP No. 15643B2051

Realty Investment Company, Inc. (Realty)

Number of shares: 511,911

Percentage of shares: 7.89%

(b)

FJ Capital Management, LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 636,911

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 125,000

Financial Opportunity Fund, LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 125,000

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 125,000

Martin Friedman

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 636,911

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 125,000

Bridge

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 511,911

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 511,911

SBM

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 511,911

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 511,911

SBH

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 511,911

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 511,911

Realty

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 511,911

Sole power to dispose or to direct the disposition: 0

CUSIP No. 15643B2051

Shared power to dispose or direct the disposition: 511,911

Martin Friedman shares voting and dispositive power over the shares held as managing member of FJ Capital Management, LLC. Bridge shares voting power over the shares held by it with SBM, as managing member of Bridge; SBH, as managing member of SBM; Realty, as manager of SBH; FJ Management, as sub-investment advisor of Bridge; and Martin Friedman as managing member of FJ Capital Management Management.

(c)	Not Applicable

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons acquired beneficial ownership of the Shares pursuant to the Purchase Agreement. Additionally, pursuant to the Purchase Agreement, Bridge Equities III, LLC acquired the right to appoint one representative to the board of directors of the Issuer. . Pursuant to Passivity Agreements with the Federal Reserve, the Reporting Persons have agreed not to otherwise exercise or attempt to exercise a controlling influence over the management or policies of the Issuer.

Item 7.  Materials to Be Filed as Exhibits

Exhibit 99.1 First Amended and Restated Stock Purchase Agreement, dated as of March 30, 2015

Exhibit 99.2 Passivity Agreement, dated as of April 30, 2015

CUSIP No. 15643B2051

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FJ CAPITAL MANAGEMENT, LLC

Date: October 30, 2015

By: /s/ Martin Friedman
Name: Martin S. Friedman
Title: Managing Member

/s/ Martin Friedman
MARTIN S. FRIEDMAN